SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Quattor Participações S.A.
Financial Statements at
December 31, 2009 and 2008
and Report of Independent Auditors

Report of Independent Auditors

To the Board of Directors and Shareholders Quattor Participações S.A.

1 We have examined the accompanying balance sheets of Quattor Participações S.A. (the “Company”) and the consolidated balance sheets of Quattor Participações S.A. and its subsidiaries as of December 31, 2009 and 2008, and the related statements of income, changes in shareholders’ equity and cash flows of the Company, and the related consolidated statements of income and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the companies; (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements; and (c) assessing the accounting practices used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Quattor Participações S.A. and of Quattor Participações S.A. and its subsidiaries at December 31, 2009 and 2008, as well as the results of operations, changes in shareholders’ equity and cash flows of Quattor Participações S.A. for the years then ended, as well as the consolidated results of operations and consolidated cash flows for these years, in conformity with accounting practices adopted in Brazil.

Quattor Participações S.A.

4 The consolidated financial statements of Quattor Participações S.A. and its subsidiaries for the year ended December 31, 2009 were prepare don the assumption that the works for the normalization of supply of raw materials for subsidiary Rio Polímeros S.A., currently undertaken by Petróleo Brasileiro S.A. - PETROBRAS, will be successfully completed, as described in Note 1(c). Accordingly, these financial statements do not include any adjustments arising from this uncertainty.

Rio de Janeiro, March 18, 2010

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "F" RJ

Carlos Alberto de Sousa
Contador CRC 1RJ056561/O-0

Quattor Participações S.A.

Balance Sheets at December 31
In thousands of reais

		Parent					Parent
		company		Consolidated			company		Consolidated

Assets	2009	2008	2009	2008	Liabilities and shareholders’ equity	2009	2008	2009	2008

Current assets					Current liabilities
Cash and cash equivalents (Note 5)	14,967	6,917	608,183	744,865	Accounts payable to suppliers	3,733	3,216	151,339	174,889
Shares for sale				9,112	Related parties (Note 23)	172,478	164,391	288,500	150,453
Marketable securities (Note 5)			64,558	83,103	Loans and financing (Note 14)	108,111	81,927	1,599,525	1,394,828
Trade account receivables (Note 6)	4,492	176,511	427,615	553,432	Taxes payable	973	10,933	103,885	165,189
Related parties (Note 23)	48,028	25,256	50,457	36,815	Salaries and social charges	2,055	4,998	34,190	46,730
Inventories (Note 7)	28,055	24,202	514,441	717,570	Advances from customers			18,164	1,932
Taxes to be offset (Note 8)	11,718	2,681	273,378	212,004	Dividends and interest on capital payable			4,819	6,262
Deferred taxes (Note 9 (a))	3,281	2,417	35,873	15,361	Accounts payable	418	4,000	19,873	33,826
Other accounts receivable	5,501	7,317	58,663	35,351
						287,768	269,465	2,220,295	1,974,109
	116,042	245,301	2,033,168	2,407,613
					Non-current liabilities
Non-current assets					Loans and financing (Note 14)	1,561,301	1,547,724	5,771,399	6,517,019
Long-term receivables					Taxes and contributions payable (Note 8(b))			70,891	73,043
Deferred taxes (Note 9(a))			225,440	266,814	Deferred income tax and
Taxes to be offset (Note 8)	2,022	2,746	469,837	451,067	social contribution			10,396	6,873
Deposits in court (Note 16(a))	62	114	9,099	2,719	Actuarial liabilities			850	15,037
Trade accounts receivable (Note 6)			70	5,896	Provisions for tax, civil and labor
Related parties (Note 23)			23,901	23,901	contingencies (Note 16(a))	643		18,560	21,791
Inventories (Note 7)			26,994	19,831	Other accounts payable			290	656
Goods for sale		4,737		4,737	Deferred revenues (Note 3(q))	119,211	119,211	133,292	133,847
Other accounts receivable			11,632	13,785
						1,681,155	1,666,935	6,005,678	6,768,266
	2,084	7,597	766,973	788,750
					Minority interests			345,027	340,380
Investments (Note 10)	2,720,191	2,544,499	2,071	2,072
Property, plant and equipment (Note 11)	139,931	135,898	6,053,748	6,038,285	Shareholders’ equity (Note 17)
Intangible assets (Note 12)	255,993	483,808	664,498	951,350	Capital	2,202,112	2,202,112	2,202,112	2,202,112
Deferred charges (Note 13)		156	315,860	375,544	Adjustments of Law 11638/07 per investee		(25,498)		(25,498)
					Accumulated déficit	(936,794)	(695,755)	(936,794)	(695,755)
	3,118,199	3,171,958	7,803,150	8,156,001
						1,265,318	1,480,859	1,265,318	1,480,859

Total assets	3,234,241	3,417,259	9,836,318	10,563,614	Total liabilities and shareholders’ equity	3,234,241	3,417,259	9,836,318	10,563,614

The accompanying notes are an integral part of these financial statements.

Quattor Participações S.A.

Statements of Operations
Years Ended December 31
In thousands of reais, except for loss per share

	Parent company		Consolidated

	2009	2008	2009	2008

Gross sales
Domestic market	603,166	415,803	6,010,369	4,756,554
Foreign market			807,741	502,791
Taxes and contributions on sales	(178,152)	(121,622)	(2,095,762)	(1,553,347)

Net sales	425,014	294,181	4,722,348	3,705,998
Cost of sales	(405,949)	(244,460)	(4,186,624)	(3,139,910)

Gross profit	19,065	49,721	535,724	566,088

Operating income (expenses)
Selling	(1,351)	(398)	(294,786)	(204,823)
Management and directors remuneration (Note 23)	(2,350)	(2,087)	(12,232)	(13,800)
Administrative	(13,022)	(10,795)	(133,047)	(119,071)
Profit sharing	(268)	(3,071)	(4,024)	(5,909)
Other operating income (expenses), net (Note 21)	(5,310)	(39,570)	69,255	(112,309)

Operating profit (loss) before equity results, financial results
and provision for impairment	(3,236)	(6,200)	160,890	110,176

Provision for impairment of permanent assets	(252,756)		(293,451)

Operating profit (loss) before equity results
and financial results	(255,992)	(6,200)	(132,561)	110,176

Equity results (Note 10)
Equity in income of subsidiary and associated companies	189,514	(498,282)		10,808
Merger effects	32,841		3,540
Amortization of goodwill	(3,778)	(47,504)	(3,778)	(97,119)

	218,577	(545,786)	(238)	(86,311)

Financial results (Note 18)
Financial expenses	(199,312)	(120,195)	(645,050)	(389,367)
Financial income	4,891	8,853	83,915	97,712
Monetary and exchange variation
Income	1,988	19	685,598	112,234
Expenses	(167)	(43)	(154,238)	(662,406)

	(192,600)	(111,366)	(29,775)	(841,827)

Loss before income tax and social contribution	(230,015)	(663,352)	(162,574)	(817,962)

Income tax and social contribution (Note 9(b))
Current			(34,028)	(436)
Deferred	864	(1,487)	(21,262)	107,158

	864	(1,487)	(55,290)	106,722

Loss before minority interests	(229,151)	(664,839)	(217,864)	(711,240)

Quattor Participações S.A.

Statements of Operations
Years Ended December 31
In thousands of reais, except for loss per share	(continued)

	Parent company		Consolidated

	2009	2008	2009	2008

Minority interests			(11,287)	46,401

Loss for the year	(229,151)	(664,839)	(229,151)	(664,839)

Loss per share	(0.96)	(2.79)

Number of shares at the end of the year	238.653.718	238.653.718

The accompanying notes are an integral part of these financial statements.

Quattor Participações S.A.

Statements of Changes in Shareholders’ Equity
(Parent Company)
In thousands of reais

		Equity
		valuation	Accumulated
	Capital	adjustments	deficit	Total

December 31, 2007	881,822		(30,916)	850,906
Redemption of 97,441,396 preferred shares	(495,000)			(495,000)
Subscription of 10,060,727 B redemmed preferred shares and 19,315,055 common shares, through QQB shares	100,552			100,552
Merger of company Fasciatus Participações S.A.	1,714,738			1,714,738
Adjustment of Law 11638/07 per investee		(25,498)		(25,498)
Loss for the year			(664,839	(664,839)

December 31, 2008	2,202,112	(25,498)	(695,755)	1,480,859
Adjustment of Law 11638/07 per investee		25,498	(11,888)	13,610
Loss for the year			(229,151)	(229,151)

December 31, 2009	2,202,112		(936,794)	1,265,318

The accompanying notes are an integral part of these financial statements.

Quattor Participações S.A.

Statements of Cash Flows
Years Ended December 31
In thousands of reais, except for loss per share

	Parent company		Consolidated

	2009	2008	2009	2008

Cash flow from operating activities

Loss for the year	(229,151)	(664,839)	(229,151)	(664,839)

Minority interests			11,287	(46,401)

Adjustments to reconcile results to available funds generated by operating activities
Depreciation and amortization	7,699	1,604	386,289	212,942
Value of written-off investments			270	556
Residual value of written-off fixed assets		124	272	3,878
Equity results	(189,514)	498,282		(10,808)
Effects of merger	(32,841)		(3,540)
Change in the percentage of interests/treasury stock	4,056		4,056
Provision for impairment of permanent assets	252,756		293,451
Amortization of goodwill/negative goodwill	3,778	47,504	3,778	97,119
Interest and exchange and monetary variations accrued for, net	176,252	114,744	(24,475)	1,188,323
Provision for contingencies and other	643		1,386	(7,954)
Deferred income tax and social contribution	(864)	1,487	21,262	(107,158)
Provision for doubtful accounts, ICMS losses			(57,432)
Loss on investment		35,363		35,363
Loss on sale of shares			13,381
Other	(1,462)		(22,504)	9,542

Changes in assets and liabilities
Decrease (increase) in accounts receivable	172,019	(138,580)	172,392	(230,257)
Decrease (increase) in inventories	(3,684)	3,906	170,261	(77,510)
Decrease (increase) in taxes recoverable	(8,685)	(4,119)	(70,365)	(52,540)
Decrease (increase) in other current and non-current assets	16,600	(19,509)	14,585	(7,909)
Interest paid (on loans and financing)	(139,696)	(30,687)	(725,195)	(319,955)
Decrease (increase) in suppliers	517	(19,939)	76,400	(63,620)
Decrease (increase) in other current and non-current liabilities	29,265	178,936	(86,299)	332,678

Net cash generated by (used in) operations	57,688	4,277	(49,891)	291,450

Cash flows from investment activities
Dividends received		52,283		52,283
Cash proceeds from the sale of shares			9,435	288,735
Marketable securities			18,545	35,215
Additions to property, plant and equipment	(11,472)	(66,536)	(290,201)	(1,242,831)
Additions to intangible assets	(3,154)		(23,698)
Additions to deferred charges				(2,131)
Acquisition of shares from minority shareholders	(2,015)	(392,055)	(9,699)	(392,055)
Goodwill on acquisition of shares from minority shareholders		(543,368)		(543,368)
Net cash generated by (used in) investment activities	(16,641)	(949,676)	(295,618)	(1,804,152)

Quattor Participações S.A.

Statements of Cash Flows
Years Ended December 31
In thousands of reais, except for loss per share	(continued)

	Parent company		Consolidated

	2009	2008	2009	2008

Cash flows from financing activities
Dividends paid			(2)	(68,241)
Financing obtained	143,718	1,578,051	1,571,293	2,724,248
Loans obtained	48,320
Repayment of financing	(139,052)	(85,261)	(1,360,933)	(799,884)
Repayment of loans	(85,983)
Interest on capital paid			(1,531)
Redemption of 97,441,396 preferred shares		(495,000)		(495,000)
Payment of Petroquímica União shares acquired for Petroquisa		(52,283)		(52,283)
Repayment of loan				(103)

Net cash generated by (used in) financing activities	(32,997)	945,507	208,827	1,308,737

Increase (decrease) in cash and cash equivalents	8,050	108	(136,682)	(203,965)

Cash from merged companies		6,810		492,674

Cash and cash equivalents at the beginning of the period	6,917	(1)	744,865	456,156

Cash and cash equivalents at the end of the period	14,967	6,917	608,183	744,865

Supplementary information
Interest paid during the period	139,696		725,195	319,955
Income tax and social contribution on net income paid during the period			41,359	10,800
Addition to property, plant and equipment with no cash disbursement

The accompanying notes are an integral part of these financial statements.

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

1 Operations

Quattor Participações S.A. (the "Company") was forme don August 20, 2007 under the name Dapean Participações S.A. ("Dapean"), as a holding company that directly controlled Quattor Petroquímica S.A. ("Quattor Petroquímica"), whose corporate name was then Suzano Petroquímica S.A. ("Suzano Petroquímica").

As described in Note 17, the Extraordinary Shareholders’ Meeting (AGE) held on November 27, 2007 approved a Company capital increase by R$ 881,821 through the subscription and payment of 97,264,445 common and 76,322,383 preference shares issued by Quattor Petroquímica, at that time named Suzano Petroquímica, at book value, based on a valuation report issued by an independent expert.

On Noveber 30, 2007, the aquisition of 76.57 of Quattor Petroquímica shares (then named Suzano Petroquímica) by Petróleo Brasileiro S.A. ("Petrobras"), was completed for R$ 2,100,402. As from that date, Suzano Petroquímica became a subsidiary of Petrobras.

Also on November 30, 2007, Petrobras and UNIPAR - União de Indústrias Petroquímicas S.A. ("Unipar") communicated through a Relevant Event notice jointly disclosed that the negotiations to organize a new petrochemical company had been completed, through the contribution by these companies of their respective interests in petrochemical companies.

Under this agreement, Unipar transferred the following assets to a special purpose entity owned by it and named Fasciatus Participações S.A. ("Fasciatus"):

. Interest in Rio Polímeros S.A. ("Riopol") equal to 33.33% of its total capital.

. Interest in Quattor Químicos Básicos (then named Petroquímica União S.A.) ("QQB") equal to 51.35% of its totl capital.

. 100% of its assets, rights and obligations pertaining to its Chemical Division (Unipar Divisão Química (UDQ)).

. R$ 380 million in cash, that were used to acquire an interest in Rio Polímeros S.A. equal to 32.65% of its total capital.

. Interest in Polietilenos União S.A. ("Polietilenos União") equal to 99% of its total capital.

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

Subsequently, on June 11, 2008, Fasciatus was merged into the Company (then named Dapean), which at that time already controlled Quattor Petroquímica (then named Suzano Petroquímica S.A.), in addition to a 17.44% interest in the capital of Quattor Químicos Básicos S.A. (then named Petroquímica União S.A.). The Meeting that approved such merger also changed the Company name to Quattor Participações S.A., thus completing the process to organize the Petrochemical Company addressed to in the aforementioned Relevant Fact November 30, 2007.

During the second half of 2008, through a Public Offer for the Acquisition of Shares (OPA) auction, widely disclosed to market participants, the Company acquired minority interests in companies Quattor Petroquímica and QQB, as described in Note 10. Such acquisitions led to an increased holding in these companies and the delisting of QQB.

As announced to market participants, Quattor Químicos Básicos S.A. ("QQB"), where the Company held a 91.53% interest, was merged into Polietilenos União on June 30, 2009. The General Shareholders’ Meeting of Polietilenos União that approved the merger also resolved to change its corporate name to Quattor Química S.A. with the merger of QQB, the Company then held a 94.10% interest in Quattor Química S.A.

Main activities of the Company and its subsidiaries

Following the above mentioned restructuring, the Company, in addition to investing in subsidiary and associated companies, also started to manufacture and market petrochemical products (cumene, olefins and isoparafins). The raw material used in this productive process is primarily purchased from subsidiary QQ (QB-CK unit).

The main activities of the subsidiaries are as follows:

(a) Quattor Química S.A. ("QQ")

This company mainly engages in the manufacturing and marketing of basic petrochemicals and plastic resins, as well as its derivative and related products; import, export, purchase, distribution and sale of these products; provision to advisory and technical and administrative consultancy services associated with these activities to third parties; and independent commercial representation.

QQ has Petrobras as its major supplier of raw materials and energy inputs, while its sales of products and services are primarily made to second generation petrochemical producers, that are mainly located in the Brazilian Southeast region.

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

(b) Quattor Petroquímica S.A.

This company mainly engages in: (i) production, marketing, development, import, export, transportation, representation and consignment of petrochemicals, as well as their byproducts, compounds and derivative products, such as polypropylene, polypropilene films, polyethilenes, elastomers and related manufactured products; (ii) rental or free loan of own assets or assets held under commercial leasing contracts, as long as these represent a means to accomplish the activities included in (i); (iii) provision of services associated with the above mentioned activities; and (iv) holding interests as shareholder in any company or venture in this same area of activities, pursuant to items (i) and (ii) above.

(c) Rio Polímeros S.A.

This company mainly engages in the production of polyethylene from the fraction of natural gás produced in the Campos Basin. Its plant is located at the Duque de Caxias (Rio de Janeiro State) Chemical Gás Complex.

Riopol is the resulto f na investment made with funds of its own shareholders plus financing from Banco Nacional de Desenvolvimento Econômico e Social (BNDES), US Ex-Im Bank, and a Syndicate of European Banks, under a guarantee provided by Servizi Assicurativi Del Commercio Estero da Itália (SACE).

Since the start-up of Riopol’s integrated plant in 2006, this subsidiary has been impacted by the irregular supply of raw materials and, in the year ended December 2009, posted an operating loss of R$ 89,182, largely driven by such instability. In order to regularize the supply of this input, Petrobras has undertaken works at the processing plant at Cabiúnas, State of Rio de Janeiro, and the transportation ducts of gas produced at the Campos Basin. These works are scheduled to be completed during the first half of 2010. Riopol management believes that, as soon as the full and ongoing supply of gas following the completion of the aforementioned works, the plant will be in a position to optimize its operations and reverse the current operating losses.

2 Presentation of the Financial Statements

The financial statements for the year ended December 31, 2009 were approved by the Company management on March 12, 2010. These financial statements were prepared and are presented in accordance with the accounting practices adopted in Brazil, which comprise the provisions of the Brazilian Corporation Law and the Brazilian Securities Commission (CVM) rules, including the Pronouncements issued by the Accounting Pronouncements Committee (CPC).

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

The main accounting practices adopted in the preparation of these financial statements are those applicable to the financial statements ended December 31, 2009, which will be different from the practices to be used for the preparation of the financial statements at December 31, 2010, as described below.

The preparation of financial statements requires the use of estimates to record certain assets, liabilities, revenues and expenses. Therefore, the Company’s financial statements include estimates related to the selection of the useful lives of property, plant and equipment, provisions for contingent tax, civil and labor liabilities, provisions for income tax and other similar liabilities. The actual results may differ from those estimated.

New accounting pronouncements

The standards and standard interpretations listed below have been published and will be mandatory for years starting on or after January 1, 2010. Other rules and interpretations modifying the accounting practices adopted in Brazil, as part of the convergence process with international standards, have also been published. The standards listed below include only those that may (or must) have a more material impact on the Company’s financial statements. The Company did not choose the early adoption of such standards during the year ended December 31, 2008.

CPCs that are believed to be applicable to the Company, in the light of its operations, include:

. Investments in Associated Companies (CPC18).

. Loan Costs (CPC 20).

. Provisions, Contingent Liabilities and Assets (CPC 25).

. Property, Plant and Equipment (CPC 27).

. Property for Investment (CPC 28).

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

. Revenues (CPC 30).

. Taxes on Net Income (CPC 32).

. Consolidated Statements (CPC 36).

. First-time Adoption of International Accounting Standards (CPC 37).

. Financial Instruments: Recognition and Measurement (CPC 38).

. Financial Instrumens: Presentation (CPC 39).

. Financial Statements: Evidence (CPC 40).

. Accounting of Proposal to Pay Dividends (ICPC 08).

. Individual, Separate and Consolidated Financial Statements and Application of the Equity Method (ICPC 09).

. Clarification of CPC 27 and CPC 28 (ICPC 10).

The Company management is currently reviewing the impacts of changes introduced by these new pronouncements and chose not to adopt on an early basis those CPC Pronouncements, Interpretations and Guidelines effective for years starting as from January 1, 2010 in its financial statements for 2009. With respect to adjustments arising from the adoption of new accounting practices as from January 1, 2010, the Company will assess the need to remeasure the effects that would affect its 2009 financial statements, for comparison purposes, should such new procedures be in effect since the beginning of the year ended December 31, 2010.

3 Significant Accounting Practices

The main accounting practices adopted in the preparation of these financial statements are set out below:

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

(a) Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits and short-term, high liquidity investments with maturities of three months or less, that are promptly convertible Into a known amount of cash and imply a negligible risk of change in value. In the cash flow statements, cash and cash equivalents are shown net of balances taken under guaranteed accounts. Such guaranteed accounts are stated on the balance sheet as “loans”, under current liabilities.

(b) Financial instruments

Classification and measurement

The Company and its subsidiaries classify their financial instruments in the following categories: measured at fair value through profit or loss, loans and receivables, held to maturity, and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets when originally recognizing each transaction.

(i) Financial assets at fair value through profit or loss

Financial assets measured at fair value through profit or loss are those held for active, frequent trading. Derivatives, when contracted, are also classified as held for trading and, as such, fall into this category, unless they have been designated as hedge instruments. Assets in this category are classified as current assets. Gains or losses resulting from variations in the fair value of financial assets at fair value through profit or loss are recognized in income under “Financial results” for the period when they occur, unless the instrument has been contracted in connection with a different transaction. In this case, changes are recognized in the same income line relating to that transaction.

(ii) Loans and receivables

These include granted loans and receivables that are non-derivative financial assets with fixed or determinable payments, not quoted in an active market. They are stated as current assets, except for those whose maturity date exceeds 12 months subsequently to the balance sheet date (these are classified as non-current assets). The Company’s and its subsidiaries’ loans and receivables consist of the balances of trade accounts receivable, other accounts receivable, and cash and cash equivalents, except for short-term investments. Loans and receivables are accounted for at amortized cost using the actual interest rate method.

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

(iii) Assets held to maturity

These essentially include those financial assets that may not be classified as loans and receivables for being quoted in an active market. In that event, these financial assets are acquired with the purpose and financial capacity for maintenance in portfolio up to maturity. They are appraised at acquisition cost plus accrued earnings, as a contra entry to income for the year, on the actual interest rate method

(iv) Financial assets available for sale

These are non-derivatives that are designated in that category or that have not been classified in any other category. They are included in non-current assets, unless management intends to dispose of the investment in up to 12 months subsequently to the balance sheet date. Financial assets available for sale are accounted for at fair value. Interest rates on securities available for sale, calculated on the actual interest rate method, are recognized as financial income in the statement of income. The portion corresponding to the variation in fair value is recorded under shareholders’ equity, net of taxes, in the equity valuation adjustment line, and is realized against income upon its settlement or due to a permanent loss (impairment).

(v) Fair value

The fair values of investments with public quotation are base don the current purchase price. As regards financial assets with no active market or public quotation, the Company and its subsidiaries determine the fair value by means of valuation techniques. Such techniques include the use of recent transactions carried out with third parties, reference to other substantially similar instruments and the analysis of discounted cash flows, that use information generated by the market as much as possible and count as little as possible on information generated by the companies management.

On the balance sheet date, the Company and its subsidiaries evaluate whether there is objective evidence that a financial asset or group of financial assets is impaired. If there is such evidence for available-for-sale financial assets, the cumulative loss – measured as the difference between the cost of acquisition and the current fair value, minus any loss for impairment of this financial asset previously recognized in income – is removed from equity and recognized in the statement of income.

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

(vi) Derivative financial instruments and hedge activities

Derivatives are initially recognized at fair value on the derivative contract date and subsequently remeasured at fair value. Changes in fair value are accounted for in income, unless the derivative is designated as a cash flow hedge instrument.

Although the Company and its subsidiaries use derivatives for protection purposes, they do not apply the so-called hedge accounting

The fair values of derivative instruments are stated in Note 22.

(c) Trade accounts receivable

Trade accounts receivable are originally assessed at fair value and reduced by the provision for doubtful accounts. The provision for doubtful accounts is recorded when there is objective evidence that the Company and its subsidiaries will not be able to collect all amounts due within their original terms. The provision amount is the difference between the book value and the recoverable value.

(d) Inventories

Inventories are stated at average cost of purchase or production, which is lower than market value. The production cost reflects the method of total absorption of industrial costs, based on the regular utilization of the production capacity; the cost corresponding to the underutilization of the normal capacity is taken to income for the period. Replacement parts are recognized based on the acquisition cost and written off as production cost upon their consumption or obsolescence.

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

(e) Deferrec income tax and social contribution

Deferred income tax and social contribution are compute don tax losses and the related temporary differences between the calculation bases of income on assets and liabilities, and the book amounts per financial statements. It should be noted that, for the parent company, deferred income tax and social contribution are recorded only on temporary differences. The rates currently in effect to determine deferred credits are 25% for income tax and 9% for social contribution.

Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available to offset temporary differences and/or tax losses, pursuant to forecasts of future profits that are prepared and base don internal assumptions and future economic scenarios which are thus subject to changes (Note 9(a)).

(f) Deposits in court

These are monetarily restated and presented as a deduction from the corresponding liability when they can be redeemed only upon a favorable outcome for the Company and/or its subsidiaries in the dispute.

(g) Investments in subsidiary and associated companies

Cost and/or equity value

Investments in subsidiary and associated companies are recorded base don the equity accounting method, and the equity in the results of investees if recognized in the statements of operations for the year as operating income (or expense). Other investments, consisting of minority interests, are recognized at cost.

When calculating equity in the results, unrealized gains on transactions between the Company and its subsidiaries are eliminated, unless the transaction provides evidence of impairment of the asset transferred.

When necessary, the accounting practices of the direct and indirect subsidiaries are adjusted to be consistent with the practices adopted by the Company.

(h) Foreign currency translation

Transactions in foreign currency are translated into reais using exchange rates on the transaction dates. Balance sheet account balances are translated at the exchange rate in effect on the balance sheet date. Foreign exchange gains and losses resulting from the settlement of these transactions and from the translation of monetary assets and liabilities denominated in foreign currency are recognized in the results of operations.

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

(i) Property, plant and equipment

This is stated at the cost of acquisition, formation or construction. Depreciation is calculated on the straight-line basis at rates that take into account the estimated useful lives of the related assets (Note 11). Land is not depreciated.

Gains and losses on sales are determined by comparing the sales amounts with the book value and are included in the statements of operations.

The costs of borrowings used to finance the construction of property, plant and equipment are capitalized during the period necessary to construct and prepare the asset for its intended use.

Repair and maintenance costs are allocated to the results of operations as they are incurred. The cost of major renovations is included in the book value of the asset when it is probable that the Company will realize future economic benefits that exceed the performance initially expected for the existing asset. Major renovations are depreciated over the remaining useful life of the related asset.

(j) Intangible assets

(i) Goodwill

Goodwill or negative goodwill on the acquisition of an investment is calculated as the difference between the purchase amount and book value of the shareholders’ equity of the company acquired. The goodwill is based on: (i) the fair value adjustment of assets, represented by the difference between the book value of the company acquired and the fair value of its assets and liabilities (recorded in investments) and (ii) expected future profitability, represented by the difference between the fair value of assets and liabilities and the purchase amount (recorded in intangible assets). The portion based on the appreciation of assets and liabilities is amortized in proportion to the realization of the acquired company’s assets and liabilities. The amount based on expected future profitability was amortized, up to December 31, 2008, in proportion to the estimated results, not exceeding ten years. Negative goodwill without any stated economic support is amortized only when the investment is sold.

In the consolidated financial statements, goodwill is first allocated to the assets and liabilities acquired, as the difference between the fair value of assets and liabilities and their book values. The goodwill included in identifiable assets and liabilities is amortized as these are realized in the subsidiary company. The portion of the goodwill that cannot be recorded as identifiable assets and liabilities is classified as expected future profitability and was amortized, up to December 31, 2008, in proportion to the estimated results, not exceeding ten years.

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

When the Company share in accumulated losses of subsidiaries is equal to or higher than the investment value, the Company does not recognize additional losses, unless it has assumed commitments or made payments on behalf of these companies.

(ii) Computer programs (software)

Software licenses acquired are capitalized and amortized over their estimated useful life, at the rates described in Note 12.

Ongoing costs of software development or maintenance are expensed as incurred. Expenditures directly associated with identifiable and unique software, controlled by the Company and/or its subsidiaries and which will probably generate economic benefits greater than the costs for more than one year, are recognized as intangible assets. Direct expenses include remuneration of the software development team and the appropriate portion of related general expenses.

Software development expenditures recognized as assets are amortized on the straight-line basis over their useful lives, at the rates described in Note 12.

(iii) Technology

. Polyethilene technology (PE)

This relates to licenses acquired by subsidiary Riopol, in connection with the patent and right of use of the technology in the fluidized bed process, low-pressure gaseous phase for the manufacture of low- and high-densiry polyethilenete (LDPE and HDPE). Expenditures are being amortized on the straight-line basis over 30 years.

. Basic Chemicals Technology (QB)

This relates to licenses acquired by subsidiary Riopol, in connection with the patent and right of use in the production process of olefins for the manufacture of polymer grade ethylene, polymer grade propylene and other by-products. Expenditures are being amortized on the straight-line basis over 30 years.

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

(iv) Water main

Expenditures for the construction of the Guandy-Reduc water main for the transportation of water used in the production process of subsidiary Riopol are being amortize don the straight-line basis over 30 years.

(v) Other intangible assets

The acquisition costs of patents, trademarks, licenses and exploration rights are capitalized and amortize don the straight-line method over their useful lives, at the rates described in Note 12. Intangible assets are not revalued.

(k) Deferred charges

Expenses incurred during the pre-operating stage of subsidiary companies, recorded at formation cost, are deferred and amortized after start-up in up to ten years, as described in Note 13.

(l) Impairment of assets

Property, plant and equipment and other non-current assets, including goodwill and intangible assets, are reviewed annually to identify evidence of impairment, and also whenever events of changes in circumstances indicate that the book value may not be recoverable. In this case, the recoverable value is calculated to verify if there is any loss. In the event of loss, it is recognized at the amount by which the book value of the asset exceeds its recoverable value, which is the higher between the net sales price and the value in use of an asset. For evaluation purposes, assets are grouped at the lowest level for which there are separately identifiable cash flows.

(m) Provisions

Provisions are recognized when the Company and/or its subsidiaries have a legal or informal present obligation as a result of past events, it is probable that assets will be surrendered to settle the obligation, and a reliable estimate of the amount can be made.

The Company recognizes a provision for onerous contracts when the benefits expected to be obtained from a contract are lower than the unavoidable costs to satisfy the obligations assumed in the contract.

(n) Employee benefits

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

(i) Pension obligations

For remaining instances of employees entitled to former defined benefit plans, when a deficit is determined base don a study performed by independent actuaries, a provision is recorded to meet such deficit. In the event of a surplus, the Company and its subsidiaries do not recognize the related asset.

For the defined contribution plans, the Company and its subsidiaries pay contributions to pension plans administered publicly or privately on compulsory, contractual or voluntary bases, After the contributions have been made, the Company has no further obligations for additional payments. The regular contributions comprise net periodic costs of the period in which they are due and, therefore, are included in the personnel costs. At December 31, 2009, plans provided by the Company and its subsidiaries are fully defined contribution schemes.

(ii) Profit sharing and bonuses

The Company and its subsidiaries afford profit sharing to its employees and bonuses to its managers, linked to the accomplishment of corporate and individual targets. At December 31, 2009, the amounts of R$ 397 and R$ 4,900 were recorded as profit sharing and bonuses, for the parent company and consolidated (December 31, 2008 - R$ 3,070 and R$ 9,003), respectively, under “Salaries and social charges”, in current liabilities.

(o) Loans and financing

Borrowings and financing are initially recognized at fair value, upon receipt of funds, net of transaction costs. Subsequently, borrowings are presented at amortized cost, that is, plus charges and interest in proportion to the period elapsed (pro rata temporis), considering the actual rate on the related loans and financing.

(p) Determination of net income

The results of operations of the Company and its subsidiaries are determined on the accrual basis of accounting. Revenues from the sale of products are recognized in income when the risks and benefits of the ownerships of goods are transferred to the purchaser. Revenues are not recognized when there is significant uncertainty surrounding their realization.

(q) Deferred income

At December 31, 2009 and 2008, deferred income, in non-current liabilities, primarily consist of negative goodwill on the acquisition of subsidiary Riopol in the amount of R$ 119,211. On a consolidated basis, the amount stated is R$ 14,081, recorded in subsidiary Quattor Petroquímica.

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

4 Consolidated Financial Statements

The consolidated financial statements were prepared in accordance with the consolidation criteria set forth in the accounting practices adopted in Brazil and CVM normative instructions and deliberations, and include the financial statements of the Company and its subsidiaries, as shown below:

	2009		2008

	Voting - %	Total - %	Voting - %	Total - %

Quattor Participações S.A. (parent company)
Quattor Químicos Básicos S.A.			90.98	90.81
Common Industries Ltd.			100.00	100.00
Mauá Resinas S.A.			100.00	100.00
Norfolk Distribuidora Ltda.			100.00	100.00
Polibutenos S.A. - Indústrias Químicas			33.33	33.33

Quattor Química S.A.	94.10	94.10	100.00	100.00
Common Industries Ltd.	100.00	100.00
Mauá Resinas S.A.	100.00	100.00
Norfolk Distribuidora Ltda.	100.00	100.00
Polibutenos S.A. - Indústrias Químicas	33.33	33.33

Quattor Petroquímica S.A.	99.99	99.32	99.99	99.32
Rio Polímeros S.A.	9.02	9.02	9.02	9.02
Quattor Química S.A.	5.89	5.89
Quattor Químicos Básicos S.A.			8.45	8.43

Rio Polímeros S.A.	65.98	65.98	65.98	65.98

Description of the main consolidation procedures:

. Elimination of assets and liabilities balances between consolidated companies.

. Eliminations of investments, reserves and retained earnings of consolidated companies

. Elimination of income and expense balances, as well as unrealized profits arising from transactions among the consolidated companies, net of income tax and social contribution, when applicable.

. Segregation of the amount of minority interests in subsidiaries in the consolidated financial statements.

. Elimination of balances relating to the revaluation of property, plant and equipment at subsidiary QQ and related impacts on results for the year, for consistency with the accounting practices adopted by the Company.

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

5 Cash and Cash Equivalents and Marketable Securities

	Parent company		Consolidated

	2009	2008	2009	2008

Bank current accounts	726	1,827	56,283	46,309
Immediate liquidity financial investments	14,241	5,090	551,900	698,556

	14,967	6,917	608,183	744,865

Immediate liquidity financial investments essentially comprise investments remunerated at the variation of Interbank Deposit Certificates (CDIs), which have an average remuneration rate of approximately 100.84% of CDI (December 31, 2008 – 101.41%), and maturity within 90 days or less as from the investment contract date.

Marketable securities comprise investments of subsidiary Riopol, including:

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

(*) Linked to the U.S. dollar.

At December 31, 2009, the offshore amount of R$ 28,311 (December 31, 2008 - R$ 50,483) is linked to loans obtained by subsidiary Riopol from US Ex-Im Bank and Sace. Short-term Bank Deposit Certificates (CDB) bear interest of approximately 102% of Interbank Deposit Certificates (CDI).

6 Trade Accounts Receivable

	Consolidated
	2009	2008

Bank Deposit Certificates (CDB)	2,001	32,620
Money market funds (*)	28,311	50,483
Committed debentures	34,246

	64,558	83,103

	Parent company		Consolidated

	2009	2008	2009	2008

Domestic market	4,492	176,511	381,891	513,086
Foreign market			163,882	89,009

	4,492	176,511	545,773	602,095

Discounted trade bills			(102,301)	(15,591)
Provision for doubtful accounts			(15,787)	(27,176)

	4,492	176,511	427,685	559,328

Current assets	4,492	176,511	427,615	553,432

Non-current assets			70	5,896

Changes in the provision for doubtful accounts, on a consolidated basis were as follows during 2009:

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

At December 31, 2009, accounts receivable of subsidiary Quattor Petroquímica is stated net of vendor transactions in the amount of R$ 101,551 (December 31, 2008 - R$ 99,239). Under these transactions, customers obtain bank financing for cash settlement of purchases of products of this subsidiary, which provides an endorsement of the transactions to the related financial institutions. In the event of a default by customers, the subsidiary must reimburse the financial institutions involved.

7 Inventories

		Reversals
2008	Additions	and write-offs	2009

(27,176)	(2,723)	14,112	(15,787)

	Parent company		Consolidated

	2009	2008	2009	2008

Finished goods and work in process	19,848	18,229	270,426	561,343
Raw materials	3,933	2,005	163,546	97,554
Maintenance and consumption
materials	4,274	3,968	115,694	131,793
Provisions for losses on inventories			(8,231)	(53,289)

	28,055	24,202	541,435	737,401

Current assets	28,055	24,202	514,441	717,570
Non-current assets			26,994	19,831

Changes in the provision for losses on inventories, on a consolidated basis for 2009, are as follows:

		Reversals
2008	Additions	& write-offs	2009

(53,289)	(8,313)	53,371(*)	(8,231)

(*) At December 31, 2008, subsidiary Quattor Petroquímica recorded a provision for losses on the realization of its finished products in the amount R$ 37,844, in the light of the decline in international prices of thermoplastic resins which at that time significantly affected the selling price of these products in the domestic and foreign markets. In early 2009, these inventories were sold and the provision was reversed. The remaining changes primarily relates to the reversal through realization of the provision for losses on inventories of maintenance materials.

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

8 Taxes to Be Offset

	Parent company		Consolidated

	2009	2008	2009	2008

Withholding income tax (IR) and social
contribution (CSLL)	5,813	1,937	25,753	6,859
Corporate income tax (IRPJ) and
CSLL paid in advance			41,706	45,240
Value-added tax (ICMS) recoverable	5,389	2,274	489,557	495,894
Social Integration Program (PIS) and
Social contribution on revenues
(COFINS) to be offset	2,730	1,207	199,233	116,510
Other taxes to be offset	(192)	9	(13,034)	11,527
Provision for losses on ICMS
recoverable				(12,959)

	13,740	5,427	743,215	663,071

Current	11,718	2,681	273,378	212,004
Non-current	2,022	2,746	469,837	451,067

Tax credits arising from the acquisition of property, plant and equipment are recognized at their respective present values.

The main characteristics of credits accumulated by the Company and its subsidiaries, as well as the major iniciatives and strategies to recover such credits are described below:

(a) Quattor Petroquímica

This company developed a specific plan to recover ICMS accumulated credits, pursuant to the strategic moves described below, which were instrumental for the gradual reduction of existing balances.

(i) Mauá Unit (Plant) – State of São Paulo

. Adhesion of the Project to Foster the Development of the Plastic Industry in São Paulo, under State Decree 52430, of December 4, 2007, subject to related regulation, so that the tax burden on the acquisitions of propylene and sales of polypropilene is equal to 12%, thus countering the formation of accumulated ICMS credits on interstate sale transactions.

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

. Market decrease in resin export transaction, which are not taxed due to constitutional exemption, thus reducing the formation of new ICMS credits.

. Furthermore, management understands that the Group corporate restructuring, that will consist of the unification of all its petrochemical businesses under a single legal entity, will allow for optimizing the realization of existing tax credits.

(ii) Camaçari Unit (Plant) – State of Bahia

. Deferral (non-levy) of ICMS on imports of inputs and goods intended for processing, as well as machinery and equipment intended to comprise fixed assets.

. Monthly passing through of accumulated ICMS credits on local sales with deferral to the central raw materials unit, thus countering the formation of credits on incentive sale transactions (Bahiaplast, ProBahia e Desenvolve Programs).

Quattor Petroquímica enjoys a 12% abatement benefit on the ICMS rate on local acquisitions of its main raw material, pursuant to Decree 11059 of May 19, 2008, thus equalizing the tax burden on interstate sale transactions. As a result of the incentive obtained from the State Treasury, the Company failed to accumulate credits in the amount of R$ 11,607 in the period from June 1, 2008 to December 31, 2009, thus enabling the gradual decrease in accumulated balances on transactions carried out in the domestic market.

(iii) Provision for losses on ICMS recoverable

Bearing in mind the expected realization of ICMS credits in the State of Bahia and the new tax environment in that state, Quattor Petroquímica reversed the provision for losses recorded in prior years, as management understands that the credits will be fully realized.

(b) Riopol

(i) Deferred ICMS, recognized based on Decree-Law 25665/1999, levied on imports of equipment and parts for the formation of the industrial facilities. Said Decree allows riopol, as a substitute taxpayer, to delay the payment of ICMS for six years from the date of purchase of the assets, with no financial charges. At December 31, 2009 and 2008, deferred ICMS amounted to R$ 109,478 and R$ 164,077, respectively, and R$ 70,885 and R$ 73,043, respectively, in non-current assets, under “Taxes and contributions payable", and the remaining amount in current liabilities, under “Taxes payable”. Following the tax due date, the Company is entitled to offset ICMS credits on its transactions, at the rate of 1/48. Additionally, Riopol has ICMS credits of R$ 4,961 relating to the purchase of equipment for the industrial facilities in other States, not included in the aforementioned deferral. These other credits will also be offset at the rate of 1/48.

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

(ii) PIS and COFINS arising from the acquisition of equipment which comprise the industrial complex delivered on April 1, 2006 by the Consortium charged with its construction In the first quarter of 2007, Riopol reclassified the amount of R$ 93,898 from property, plant and equipment to taxes recoverable, to be realized at the rate of 1/48, pursuant to the applicable law.

(iii) Advancement of income tax and social contribution for 2009, in the total amount of R$ 15,936 (December 31, 2008 - R$ 10,654) and credit balances from prior years.

(c) QQ

(i) ICMS credits comprise: R$ 33,458 relating to credits on purchases of property, plant and equipment items (CIAP), offset at the rate of 1/48, pursuant to the applicable law, and R$ 131,581 relating to credits generated on the acquisition of inputs and raw materials.

(ii) PIS and COFINS recoverable in the amount of R$ 162,821 relate to credits recognized on the acquisition of inputs, raw materials and fixed assets. Changes seen from 2008 primarily relate to extemporaneous credits on the acquisition of fixed assets recorded by Quattor Química in 2009, which are offset at the rate of 12, 24 or 48/100, as provided in the applicable law.

9 Income Tax and social Contribution

(a) Income tax and social contribution credits

The parent company and subsidiary deferred income tax and social contribution balances shown in the financial statements arise from temporary differences and tax losses.

The sources of deferred income tax and social contribution balances are as follows:

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

	Parent company		Consolidated

	2009	2008	2009	2008

Deferred income tax and social contribution assets
Tax losses			203,765	200,082
Credits on temporary differences
Provision for contingencies			7,878	11,231
Provision for doubtful accounts			5,247	7,345
Provision for costs and expenses			9,692
Provision for losses on investments			498	5,733
Provision for losses on inventories			2,466	3,192
Effects of Law 11638			1,241
Provision for ICMS				4,406
Provision for deduction of deferred assets			20,391	23,629
Provision for suppliers			3,485	14,215
Other	3,281	2,417	6,650	12,342

	3,281	2,417	261,313	282,175

Current	3.281	2.417	35.873	15.361
Non-current			225.440	266.814

Management of the Company and its subsidiaries, based on forecasts of future profits, recognized tax credits on tax losses in prior years, which do not expire, but whose offset is limited to 30% of annual taxable income.

The estimated recovery of tax credits is base don projections of taxable income, taking into account a number of financial and business assumptions as of the date of such projections. Consequently, the estimates may not materialize in the future, due to uncertainties inherent in such forecasts.

Based on these projects, management of the Company and its subsidiaries estimates the realization of tax credits in the following years:

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

	Parent company	Consolidated

Realization year
2010	3,281	35,873
2011		41,157
2012		49,280
2013		52,745
2014		74,234
2015 and thereafter		8,024

	3,281	261,313

In addition to these deferred tax assets, the Company and its subsidiaries consider the tax amounts of R$ 65,297 and R$ 74,305, respectively, to be offset against future taxable income, although such amounts have not been recorded in the books, as it is not possible to state, at this time, that their realization is probable within a period of up to ten years.

(b) Reconciliation of income tax and social contribution in the statement of operations

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

	Parent company		Consolidated

	2009	2008	2009	2008

Loss before income tax and
social contribution	(230,015)	(663,352)	(162,574)	(817,962)
Combined tax rate - %	34	34	34	34
Income tax and social contribution
at the nominal rate of 34%	78,205	225,540	55,275	278,107
Adjustment of book profit and tax profit
Interest on capital paid			7,125	189
Provision for loss on investments		(12,024)		(12,024)
Equity results	74,316	(169,416)		3,675
Unrecognized tax credit in the period on tax losses	(65,297)	(42,794)	(41,114)	(168,651)
Ámortized goodwill			14,264	14,747
Impairment of assets	(85,937)		(99,773)
Other	(51)	1,485	4,983	(6,277)
Dividendes - QQB				(2,022)
Other permanent additions (exclusions)	(372)	(1,304)	3,950	(1,022)

Current and deferred IRPJ and CSLL expenses in statement of operations	864	1,487	(55,290)	106,722

Income tax and social contribution - current			(34,028)	(436)
Income tax and social contribution – deferred	864	(1,487)	(21,262)	107,158

	864	(1,487)	(55,290)	106,722

(c) Transition Tax Regime (RTT)

The Transition Tax Regime (RTT) will be in effect until the law governing the tax effects of the new accounting methods is enacted, in order to preserve the tax neutrality.

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

RTT is optional in calendar years 2008 and 2009, provided that: (i) it is applied to the two-year period 2008-2009, and not to a single calendar year; and (ii) companies must state their option when submitting the Statement of Corporate Economical and Tax Information (DIPJ).

The Company and its subsidiaries elected to adopt RTT in 2008. As a consequence, for the purposes of determine income tax and social contribution on net income for years 2009 and 2008, the Company and its subsidiaries took avail of the provisions of RTT.

10 Investments

	Parent company		Consolidated

	2009	2008	2009	2008

Quattor Químicos Básicos S.A.		616,810
Quattor Química S.A.	935,658	314,741
Quattor Petroquímica S.A.	854,158	683,133
Rio Polímeros S.A.	894,793	868,190
Goodwill arising from the appreciation of assets included in minority interests in subsidiaries	35,582	61,625	2,071	2,072

	2,720,191	2,544,499	2,071	2,072

The Company and its subsidiaries reviewed the impairment of their goodwill, property, plant and equipment intangible and deferred assets in accordance with the terms of CVM Deliberation 527 - "Impairment of Assets". For more details, please refer to Note 11.

As subsidiary Quattor Química identified the need to record a provision for impairment of its assets, the Company recognized a provision for loss on the full value of goodwill on the appreciation of assets of subsidiary Quattor Química, in the amount of R$ 22,265.

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

The position of, and changes in, investments of subsidiaries are shown below:

		Quattor
		Químicos	Quattor	Quattor	Rio	Other
		Básicos S.A. (i)	Química S.A. (ii)	Petroquímica S.A.	Polímeros S.A.	Investments	Total

(a)	Interest in capital at December 31, 2008
	Number of shares held (in thousands)
	Common shares	47,558	48,224	97,368	839,190
	Preference shares	47,564		127,778
	Voting capital - %	90.98	100.00	99.99	65.98
	Total capital - %	90.81	100.00	99.32	65.98

(b)	Interest in capital at December 31, 2009
	Number of shares held (in thousands)
	Common shares		149,422	97,368	839,190
	Preference shares			127,778
	Voting capital - %		94.10	99.99	65.98
	Total capital - %		94.10	99.32	65.98

(c)	Information on subsidiaries at December 31, 2008
	Capital	362,732	187,295	826,283	1,469,806
	Adjusted shareholders’ equity	679,258	314,741	687,836	1,315,851
	Net income (loss) for the period	3,320	(32,346)	(340,049)	(198,288)

(d)	Information on subsidiaries at December 31, 2009
	Capital		877,363	(826,283)	1,469,807
	Adjusted shareholders’equity		994,413	860,037	1,356,170
	Proposed dividends			(13,088)
	Interest on capital	20,955
	Net income (loss) for the period	40,782	(28,826)	171,586	40,348

(e) Investments
	Balances at December 31, 2007			798,621			798,621
	Investments received on merger of subsidiaries	460,963	346,555				807,518
	Capital payment with interest				509,237		509,237
	Acquisition through purchase	144,750		247,305	499,224		891,279
	Adjustments of Law 11638/07 in subsidiaries			(15,518)	(9,980)		(25,498)
	Goodwill on appreciation of fixed assets					61,625	61,625
	Equity results	11,097	(31,814)	(347,275)	(130.,91)		(498,283)

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

	Quattor
	Químicos	Quattor	Quattor	Rio	Other
	Básicos S.A. (i)	Química S.A. (ii)	Petroquímica S.A.	Polímeros S.A.	Investments	Total

Balances at December 31, 2008	616,810	314,741	683,133	868,190	61,625	2,544,499
Write-off of investments through merger	(623,270)					(623,270)
Payment of capital with interest		623,270				623,270
Acquisition through purchase	2,015					2,015
Interest on capital	(19,180)					(19,180)
Distribution of profits/ dividends			(12,998)			(12,998)
Adjustments re change in % holding in February 2009 (treasury stock)	2,944					2,944
Equity valuation adjustment			13,611			13,611
Treasury stock	(7,001)					(7,001)
Amortization of goodwill					(3,778)	(3,778)
Provision for losses					(22,265)	(22,265)
Merger effects	13,877	18,952				32,829
Equity results	13,805	(21,305)	170,412	26,603		189,515

Balances at December 31, 2009		935,658	854,158	894,793	35,582	2,720,191

(i) Includes results for the period and equity results only up to June 2009. Merged into Quattor Química S.A. in June 2009.

(ii) Includes results for the period and equity results only from June 2009 onwards.

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

11 Property, Plant and Equipment

	Parent company

		Buildings and	Equipment and		Furniture &		Constructions
Description	Land	constructions	facilities	Vehicles	fixtures	Total in use	in progress	Total PP&E

At December 31, 2008
Total cost	614	8,251	185,498	1,030	5,561	200,954	6,511	207,465
Accumulated depreciation		(4,234)	(63,830)	(550)	(2,953)	(71,567)		(71,567)

Residual value	614	4,017	121,668	480	2,608	129,387	6,511	135,898

At December 31, 2008	614	4,017	121,668	480	2,608	129,387	6,511	135,898
Acquisitions			4,940		1	4,941	6,531	11,472
Equity valuation adjustments			372			372		372
Transfers			5,138		84	5,222	(5,280)	(58)
Disposal/ write-off			(1)	(161)		(162)	(124)	(286)
Depreciation		(127)	(6,730)	(156)	(532)	(7,545)		(7,545)
Depreciation write-down				78		78		78

	614	3,890	125,387	241	2,161	132,293	7,638	139,931

Total cost	614	8,251	195,947	869	5,646	211,327	7,638	218,965
Accumulated depreciation		(4,361)	(70,560)	(628)	(3,485)	(79,034)		(79,034)

Residual value	614	3,890	125,387	241	2,161	132,293	7,638	139,931

Annual depreciation rates - %		4	10	20	10

	Consolidated

		Buildings &	Equipment &		Furniture &			Construction
Description	Land	construction	facilities	Vehicles	fixtures	Other assets	Total in use	in progress	Total PP&E

At December 31, 2008
Total cost	53,384	338,888	4,808,822	8,438	34,418	96,806	5,340,756	2,367,391	7,708,147
Accumulated depreciation		(87,893)	(1,559,232)	(4,875)	(23,590)	(55,895)	(1,731,485)		(1,731,485)

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

	Consolidated
		Buildings &	Equipment &		Furniture &			Construction
Description	Land	construction	facilities	Vehicles	fixtures	Other assets	Total in use	in progress	Total PP&E

Residual value	53,384	250,995	3,249,590	3,563	10,828	40,911	3,609,271	2,367,391	5,976,662

Appreciation of PP&E	6,854	11,888	42,882				61,624		61,624

Total PP&E 2008	60,238	262,883	3,292,472	3,563	10,828	40,911	3,670,895	2,367,391	6,038,285

At December 31, 2008	53,384	250,995	3,249,590	3,563	10,828	40,911	3,609,271	2,367,391	5,976,662
Acquisitions		608	51,149	24	802	2,742	55,325	209,703	265,028
Equity Valuation Adjustments			20,527				20,527	19,597	40,124
Impairment			(7,699)				(7,699)		(7,699)
Transfers		602	2,151,007	740	1,288	(18,468)	2,135,169	(2,091,131)	44,038
Transfers depreciation		9	(2,064)		7	1,503	(545)		(545)
Disposal/ write-off		(21)	(7,764)	(647)	(19)	(40)	(8,491)	(1,738)	(10,229)
Depreciation		(12,448)	(274,518)	(1,176)	(2,780)	(6,241)	(297,163)		(297,163)
Depreciation write-down		6	7,637	303	4		7,950		7,950
	53,384	239,751	5,187,865	2,807	10,130	20,407	5,514,344	503,822	6,018,166
Total cost	53,384	340,077	7,016,042	8,555	36,489	81,040	7,535,587	503,822	8,039,409
Accumulated depreciation		(100,326)	(1,828,177)	(5,748)	(26,359)	(60,633)	(2,021,243)		(2,021,243)
Residual value	53,384	239,751	5,187,865	2,807	10,130	20,407	5,514,344	503,822	6,018,166
Appreciation of PP&E	4,637	9,484	21,461				35,582		35,582
Total PP&E 2009	58,021	249,235	5,209,326	2,807	10,130	20,407	5,549,926	503,822	6,053,748
Annual depreciation rates - %		4	10	20	10	10

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

The Company and its subsidiaries reviewed its remaining property, plant and equipment for impairment by using the discounted cash flow method for the cash generating units, and accordance with the criteria established in CPC 01 - "Impairment of Assets". The estimation of the value in use involves the use of assumptions, judgments and estimates on future cash flows, growth and discount rates. The assumption on future cash flows and growth projections are based on the Company annual budget and long-term business plan, that were approved at Executive Board and Board of Directors meetings, as well as comparable market information, and represent management’s best estimate of the economic conditions that will prevail during the economic useful life of the sets of assets that generate cash flows

The key assumptions used to estimate the value in use and which the impairment of assets is more sensitive to, are described below:

. Revenues – Revenues were forecast base don the annual budget for the next year and the Company and its subsidiaries business plan covering the period from 2010 to 2019.

. Operating costs and expenses – these were forecast base don the Company and its subsidiaries past performance, free from non-recurring, atypical effects seen.

. Capital expenditures – These were estimated considering the infrastructure required to support the projection of the Company and its subsidiaries production and sales.

The key assumptions were developed taking into account the past performance of the company and its subsidiaries, and reasonable macroeconomic assumptions, that are consistent with external sources of information based on financial market projects, that were documented and approved by management bodies.

In line with economic valuation techniques, the assessment of value in use is carried out for a ten-year period. Revenue growth rates are commensurate with long-term macroeconomic expectations, which are annually reviewed based on the past performance and the outlook for the segment in which the Company and its subsidiaries operate

Estimated future cash flows were discounted at the discount rate of 14%.

The impairment test of subsidiary Quattor Química assets resulted in the requirement of recognizing losses, as the estimated value in use is lower than their net book value at the assessment date. Accordingly, Quattor Química recorded a provision for impairment in the amount of R$ 7,699, directly in the statement of operations. No similar impairment that would require the recognition of a provision for impairment of property, plant and equipment was noted with respect to the other subsidiaries.

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

Certain fixed assets items of the Company and its subsidiaries have been pledged under financing transactions (Note 14).

Additionally, the following information should be highlighted regarding subsidiaries property, plant and equipment and projects:

(a) Quattor Petroquímica

At December 31, 2009, Quattor Petroquímica recorded R$ 3,787 (December 31, 2008 -R$ 9,207), as "Machinery and equipment”, net of depreciation charges, relating to preventive maintenance expenses incurred on scheduled stoppages of its plants. The next stoppages are scheduled for 2011.

(b) Riopol

Projects under way are described below. The amounts that have been already disbursed in this connection are stated in the “Construction in progress” line:

(i) Implementation of a propane storage and transfer system – the amount disbursed in this connection reached R$ 12,117 in 2009.

(ii) Installation of a multifuel furnace – the total project amount is estimated at R$ 27,000.

(iii) Installation of an off-spec product reprocessing system – the total estimated reviewed amount is R$ 5,559. Until December 31, 2009, expenditures in this regard amounted to R$ 4,941.

(iv) On July 31, 2009, Riopol recorded in “Machinery and equipment” the amount of R$ 2,279, relating to expenses to be capitalized, arising from a scheduled stoppage for preventive maintenance of its plant. The next stoppage is scheduled for 2011.

(c) QQ

(i) During 2009, expansion projects relating to the basic chemicals plant went into partial operation. Under this expansion, the production capacity of petrochemicals, when it becomes 100% operational, will be increased by 420 thousand tons per year, while the ethylene production capacity will grow from 500 thousand to 700 thousand tons per year.

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

(ii) During 2009, the expansion project of the Polyethylene Unit started operations, thus increasing the polyethylene production capacity from 130 thousand to 360 thousand tons per year.

(iii) In 2009 and 2008, QQ capitalized interest and financial charges on financing obtained for the expansion project in progress in the amounts of R$ 550 and R$ 31,374, respectively.

(iv) At December 31, 2009, QQ has commitments with suppliers of equipment and services relating to the expansion of the plant in 2010, in the amount of R$ 39,986.

12 Intangible Assets

	Goodwill on
	acquisition of
	minority
	interests in	Right to use
	subsidiaries	software	Other	Total

At December 31, 2008
Total cost	519,934	1.511	40	521,504
Accumulated amortization	(36,724)	(953)		(37,696)

Residual value	483,210	558	40	483,808

At December 31, 2008	483,210	558	40	483,808
Acquisitions	2,783	371		3,154
Transfers		58		58
Impairment	(230,493)			(230,493)
Disposal		(367)		(367)
Amortization		(167)		(167)

At December 31, 2009	255,500	453	40	255,993

Total cost	292,224	1,573	40	293,856
Accumulated amortization	(36,724)	(1,120)		(37,863)

Residual value	255,500	453	40	255,993

Annual amortization rates - %		33

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

	Consolidated

	Goodwill on		Third-party	Capitalized	Right to use	Trademraks
	acquisitions	Technology	water main	soil	software	and patents	Other	Total

At December 31, 2008
Total cost	1,106,049	160,406	51,432	490	65,396	101	45	1,383,919
Accumulated amortization	(337,026)	(66,054)	(4,691)		(24,700)	(98)		(432,569)

Residual value	769,023	94,352	46,741	490	40,696	3	45	951,350

At December 31, 2008	769,023	94,352	46,741	490	40,696	3	45	951,350
Acquisitions	2,783				21,166		62	24,011
Impairment	(263,489)							(263,489)
Transfers					(36,030)		1,134	(34,896)
Disposal					(367)			(367)
Amortization		(7,907)	(1,712)		(2,491)	(1)		(12,111)

At December 31, 2009	508,317	86,445	45,029	490	22,974	2	1,241	664,498

Toital cost	854,343	160,406	51,432	490	50,165	101	1,241	1,109,178
Accumulated amortization	(337,026)	(73,961)	(6,403)		(27,191)	(99)		(444,680)

Residual value	508,317	86,445	45,029	490	22,974	2	1,241	664,498

Annual amortization rates - %		9	10		9	4

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

Goodwill amounts arise from acquisition of interests and were mostly recorded based on the expected future profitability. Such goodwill amounts were amortized up to December 31, 2008 within the term set up by projections which drove the economic assessment of the business. With respect to the minority interests acquired by the parent company in 2008, a portion of the purchase cost was appropriated to property, plant and equipment and inventories, as a result of the difference between the current net book value at the time of the acquisition, and the fair value of the assets determined by independent appraisers, in accordance with CVM Instruction 247/96.

The Company and its subsidiaries reviewed intangible assets for impairment, in conformity with the guidelines set forth in CPC 01 - "Impairment of Assets". For more details, please refer to Note 11. As a result of this review, at December 31, 2009, subsidiary Quattor Química recorded a provision for loss on goodwill of R$ 32,997, arising from the merger of subsidiary Polietilenos União S.A., that took place in prior years. Additionally, as already mentioned in Note 11, this same subsidiary recorded a provision for impairment of property, plant and equipment, and as a consequence the Company recognized a provision for loss on the total value of the goodwill arising from the acquisition of subsidiary Quattor Química, in the amount of R$ 230,493. No impairment that would require the recognition of a provision for impairment of their intangible assets was identified with respect to the other subsidiaries.

13 Deferred Charges

	Consolidated

	Studies &	Administrative	Pre-operating	Other
	projects	expenses	expenses	expenses	Total

At December 31, 2008
Total cost	22,355	233,076	219,901	55,680	531,012
Accumulated amortization	(5,361)	(64,017)	(69,041)	(17,049)	(155,468)

Residual value	16,994	169,059	150,860	38,631	375,544

At December 31, 2008	16,994	169,059	150,860	38,631	375,544
Acquisitions
Transfers	22,367		(9)	(32,360)	(10,002)
Transfers – amortization	1,424		9	(22)	1,411
Disposal				(774)	(774)
Amortization	(5,847)	(23,308)	(20,439)	(1,499)	(51,093)
Amortization – write-down				774	774

	34,938	145,751	130,421	4,750	315,860

Total cost	44,722	233,076	219,892	22,546	520,236
Accumulated amortization	(9,784)	(87,325)	(89,471)	(17,796)	(204,376)

Residual value	34,938	145,751	130,421	4,750	315,860

Annual amortization rates - %	6	6	6	7

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

The Company and its subsidiaries reviewed its deferred assets for impairment in accordance with the guidelines established in CPC 01 - "Impairment of Assets". More details are provided in Note 11. The impairment test of the company and its subsidiaries deferred assets did not result in the requirement of recognizing losses, as the estimated value of the return exceeds their net book value at the assessment date.

As permitted by Provisional Measure 449/08, transformed into Law11941/09 of May 27, 2009, the remaining balance of deferred assets at December 31, 2009 which could not be allocated to fixed and intangible assets, will continue to be stated in assets under this classification until such time as they are fully amortized, always subject to a regular impairment testing.

Deferred assets arise substantially from subsidiary Riopol, and basically comprise:

(a) pre-operating expenses associated with the project to develop a gas-chemical complex, as well as expenses incurred during the pre-marketing stage of the polyethylene resins, complete don March 31, 2006;

(b) administrative expenses associated with the Riopol plant construction project.

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

14 Loans and Financing

		Parent company

Currency	Annual interest rate - %	2009	2008

Reais
CDI	114.29 of CDI	1,518,555	1,544,076
TJLP	TJLP + 2.43	37,405	38,807
Fixed	14.66	5,642	41,006

		1,561,602	1,623,889

Foreign currency
U.S. dollars
CDI	100.00 of CDI	103,511
Currency basket	Basket + 2.25	4,299	5,762

		107,810	5,762

		1,669,412	1,629,651

Current		108,111	81,927
Non-current		1,561,301	1,547,724

		Consolidated
	Annual interest rate
Currency	rate - %	2009	2008

Reais
Compror	153.01 + CDI	390,312
CDI	127.73 of CDI	3,313,414	3,549,774
TJLP	TJLP + 3.14	1,550,475	1,606,835
FIXED	8.86	167,143	482,197

		5,421,344	5,638,806

Foreign currency
U.S. dollars
Fixed	5.62	802,966
LIBOR	LIBOR + 1.46	554,336	1,325,785
CDI	100.00 of CDI	394,745	686,286
Currency basket	Basket + 3.98	197,533	260,970

		1,949,580	2,273,041

		7,370,924	7,911,847

Current		1,599,525	1,394,828
Non-current		5,771,399	6,517,019

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

The Company and its subsidiaries calculated the weighted average rate of financing based on the actual rate for each transaction.

The long-term portions of financing mature as follows:

	Parent company		Consolidated

	2009	2008	2009	2008

2010		26,333		681,833
2011	777,239	865,442	1,492,885	1,624,979
2012	213,487	332,901	985,582	1,290,394
2013	388,142	314,945	1,229,767	1,084,772
2014	182,362	8,103	919,321	643,368
2015 and thereafter	71		1,143,844	1,191,673

	1,561,301	1,547,724	5,771,399	6,517,019

The Company and its subsidiaries are party to certain loan and financing agreements, in Brazil and abroad, which provide for the maintenance of certain financial ratios and other covenants. The measurement of such financial covenants will be performed as from the first half of 2010.

The guarantees for the main loans and financing obtained by subsidiaries are listed below:

(a) Quattor Petroquímica

Financing obtained from International Finance Corporation (IFC) (World Bank Group) has the following guarantees (i) US$ 80,000 thousand through a Petrobras (40¨) and Unipar (60%) endorsement, at a cost of 1% per year; and (ii) facilities and machinery owned by Quattor Petroquímica and located at the Maua, State of São Paulo, and Camaçari, State of Bahia plants.

The facility under Financiamento a Empreendimentos (FINEM) is guaranteed by a mortgage of the property where the Duque de Caxias, State of Rio de Janeiro plant is located.

Under the financing contracts, Quattor Petroquímica must meet certain financial indicators (covenants) on a biannual and quarterly bases. Covenants are measured based on: (i) biannual information and financial statements, respectively, prepared in conformity with the accounting practices adopted in Brazil, with respect to financing contracts with Banco Votorantim; and (ii) on a quarterly basis, based on financial statements prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), with respect to contracts with IFC and Banco ABN AMRO Bank N.V.

The next measurement of financial ratios relating to contracts with Banco Votorantim and Banco ABN AMRO Bank N.V will take place in March 2010; the next measurement relating to the contract with IFC will be made in June 2010.

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

Noncompliance with any one of the obligations, as well as the occurrence of certain events entitles the creditors to request the acceleration of the debt.

(b) Riopol

This subsidiary pledged operating assets as first degree guarantee for financing obtained from US Ex-Im Bank and SACE, and second degree to the Rio de Janeiro State Government, due to the ICMS payable financing granted by FUNDES.

In addition, as guarantees for BNDES BNDES, US Ex-Im Bank and SACE financing, the subsidiary offered the cash flows from future operations, backed by export contracts, pledge of shares issued by Riopol and held by shareholders of Quattor Participações S.A. (parent company), Quattor Petroquímica S.A., and BNDESPAR, further to the sub-rogation of the assignment of right to use the soil. The contracts with US Ex-Im Bank, SACE and BNDES provide that Riopol must make a monthly contribution to a financial investment of 1/6 of the amounts payable.

(c) QQ

Guarantees for loans and financing obtained by Quattor Química are provided as endorsements of the indirect parent company, União das Indústrias Petroquímicas S.A. ("UNIPAR"), promissory notes issued by Quattor Química, mortgage of land and buildings therein, or disposal of industrial equipment.

Contracts with Banco Nacional de Desenvolvimento Econômico Social (BNDES) have as guarantees land, construction and facilities mortgages assessed at R$ 63,978, and disposal of machinery and equipment assessed at R$ 904,720.

Borrowings taken by Quattor Química’s subsidiary, Common Industries Ltd., in the amount of US$ 18,000 relating to a REPO transaction are guaranteed by Eurobonus issued abroad by the subsidiary itself, for a total of US$ 150,000 thousand, acquired by indirect subsidiary Norfolk Trading S.A.

As provided in the financing contracts, Quattor Química must comply on a monthly basis with certain financial indicators (covenants) measured based on: (a) quarterly information and financial statements, respectively, prepared in accordance with accounting practices adopted in Brazil, with respect to financing contracts with Banco Itaú BBA S.A., Banco ABN AMRO Real S.A. and Banco de Investimentos Credit Suisse (Brasil) S.A.

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

The next measurement of financial ratios relating to contracts with Banco Itaú BBA and Banco ABN AMRO Real will take place in March 2010, while the next measurement with respect to the contract with Credit Suisse will occur in June 2010.

Noncompliance with any one of the obligations, as well as the occurrence of certain events, entitle the creditors to request the acceleration of the debt.

15 Tax Recovery Program (REFIS)

In November 2009, subsidiaries Quattor Química S.A. and Quattor Petroquímica S.A. applied for the Tax Recovery Program established by Law 11941/09, to regularize their tax liabilities through a special payment and installment system for tax and social security obligations.

Companies that enrolld in the program may elect to pay their debts in cash or in installments, with reduced fines, arrears interest and legal charges. They may also use tax loss balances recorded in 2008 to settle the fine and interest amounts.

The individual computations to be used in the consolidation of the debt are yet to be completed by management of the subsidiaries. Accordingly, no amounts relating to reduction in fines and regular and arrears interest previously accounted for were recorded at December 31, 2009, nor any loss corresponding to the adhesion of taxes that were not previously accounted for, as management expected to prevail on lawsuits. Therefore, at this time it is not possible to determine the results of this debt consolidation and its tax effects.

16 Provisions for Tax, Labor and Environmental Contingencies and Commitments

These provisions are recognized to meet probable losses on administrative and judicial proceedings relating to tax, social security and labor matters, for amounts that are considered sufficient, in accordance with the opinion of lawyers and legal advisors.

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

(a) Provisions for tax, civil, labor and environmental contingencies - consolidated

	Consolidated

			Write-offs/	Monetary
	2008	Additions	reversals	restatement	2009

Tax
IPI	2,981	387	(3,368)
PIS/COFINS	13,521	152	(198)	196	13,671
CPMF	2,691		(2,065)	56	682
Income tax and social contribution	3,843	384	(2,564)		1,663
Other	1,047	2,137	(3,091)	85	178

Subtotal – tax	24,083	3,060	(11,286)	337	16,194

Civil	4,131	1,233	(4,970)		394
Labor	6,344	5,728	(5,177)		6,895
Environmental		2,243			2,243
Other		87			87

Total provision for contingencies	34,558	12,351	(21,433)	337	25,813

(-) Deposits in court	(12,767)	(3,877)	9,532	(141)	(7,253)

	21,791	8,474	(11,901)	196	18,560

Deposits in court, which represent restricted assets of the Company and its subsidiaries, relate to amounts deposited and maintained in court until such time as the lawsuits in question are decided on. At December 31, 2009, the balances of judicial deposits for which no provision had been recorded totaled R$ 62 and R$ 9,099, for the parent company and consolidated, respectively (December 31, 2008 - R$ 114 and R$ 2,719). These amounts are classified in “Deposits in court” under non-current assets.

The main contingencies involving the subsidiaries can be summarized as follows:

(i) Quattor Petroquímica

As several other companies having plants at the Camaçari Petrochemical Complex, the Company is party to a lawsuit with the petrochemical industry workers union involving the impacts of a difference between the restatement of salaries by the Consumer Price Index (IPC), as provided in annual collective bargaining agreement, and by indices provided in the an economic stabilization plan (Plano Collor) in March 1990. The discussion was escalated to the Supreme Federal Court (STF) which, in December 2002, determined that a federal law should prevail over collective bargaining agreements. This decision, however, is not final. Management, in reliance on the opinion of its legal advisors that an unfavorable decision is possible but not probable, elected not to record a provision regarding the final sentence on this discussion, that amounts to R$ 19,408.

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

Quattor Petroquímica is also a party to other lawsuits in progress where, in the opinion of the legal advisors, an unfavorable outcome is possible, but not probable, totaling R$ 149,192 (December 31, 2008 - R$ 112,750). This amount comprises:

	2009	2008

Tax
PIS/COFINS	25,121	23,969
Income tax and social contribution	51,055	11,007
ICMS	16,089	18,269
Other	7,023	4,846

	99,288	58,091

Civil
Damages	10,715	26,778
Collision-related accidents		41
Annulment of protests	3,463
Other	12,645	726

	26,823	27,545

Labor
Claim of overtime	2,351	1,017
Unhealthy work conditions	35	181
Other	20,695	25,736

	23,081	26,934

	149,192	112,570

Changes seen in the “Damage” line, arises from a review of lawsuits in progress carried out by the legal advisors of Quattor Petroquímica.

At December 31, 2009, Quattor Petroquímica had active contingencies, where the likelihood of a successful outcome was classified as probable by the legal advisors, and not accounted for, amounting to R$ 54,147 (December 31, 2008 - R$ 43,653). The gain will only be recorded upon a final favorable decision is given, as established by the applicable accounting practices

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

(ii) QQ

COFINS

Tax contingencies involving COFINS (Law 9718/98) started through a lawsuit where the Company challenges the increase in the calculation basis and rate. The amount of R$ 13,395, restated up to December 2009 based on the assessment of the legal advisors, corresponds to the months of January and February 2000 – unpaid amounts, March and April 2000 – paid under judicial deposits of R$ 2,715. As from May 2000, the Company elected to pay this tax in full.

As a result of the extraordinary decision 562458-7, of September 12, 2007, the R$ 2,715 deposit was converted into revenue of the Federal Government.

PIS/PASEP

Base don the opinion of its lawyers, in the first half of 2002, Quattor Química offset R$ 21,352 (restated in accordance with the assessment of the company legal advisors up to December 2009), relating to PIS/PASEP amounts paid in years 1988 to 1995, considering that Decree-Laws 2445/88 and 2449/88 were considered unconstitutional.

The decision on the administrative proceeding disallowed such offset. Accordingly, Quattor Química filed a lawsuit in order to annul the administrative decision and recognize its right to the offsets performed, as well as its right to the restitution/offset of PIS/PASEP credits for the prescriptive term of ten years.

This lawsuit is currently at Federal Justice district court of Santo André – State of São Paulo. A lower court decision considered partly valid the requests set forth in the decisão de 1a instância julgando parcialmente procedentes os pedidos formulados na action for annulment.

Debentures

Quattor Química is challenging in court the calculation methodology of the premium of debentures issued in 1994 that have already been redeemed. The company received a favorable preliminary decision, subsequently confirmed by the Superior Justice Court (STF) and, as such, no provision for contingencies was recorded in the financial statements.

Tax, civil and labor claims

In addition to the above mentioned matters, Quattor Química is party to tax, civil and labor claims involving risks of loss classified by management as possible, based on the views of its legal advisors, for which no provision has been recorded, as described below:

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

	2009	2008

Tax
PIS/COFINS/ICMS	677,740
Sundry		64,190
Civil
Indemnification	1,921
Labor	2,277	2,908

	681,938	67,098

(iii) Riopol

Riopol is party to tax, civil and labor claims involving risks of loss classified by management as possible, based on the assessment of its lawyers and legal advisors, for which no provision has been recorded, and totaling R$ 2,675, R$ 4,570 and R$ 766, respectively (December 31, 2008 - total amount of R$ 696)

(b) Commitments

The subsidiaries have assumed several commitments, in particular:

(i) Quattor Petroquímica

Quattor Petroquímica has contracts for the acquisition of raw materials with the main centers, of the take or pay type, in effect until September 2026, for a total amount of approximately R$ 10,831,071 to be purchased during this period. Historically, Quattor Petroquímica has consumed in full the input quantities contracted. In specific situations legally provided in the contracts, those amounts that are not acquired due to a proven force majeure are not subject to the contingency.

The commitments for the acquisition of raw materials per year are described below:

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

Year

2010	994,818
2011	994,818
2012	994,818
2013	994,818
2014	994,818
2015	994,818
2016	775,657
2017 to 2026	4,086,506

10,831,071

Quattor Petroquímica ane the other shareholders of Riopol, a company that is also a subsidiary of Quattor Participações S.A., provide contingent guarantees with respect to the payment of future supplies of raw materials by Petrobras to Riopol. Such guarantees will be extinguished upon: (i) the payment of said amounts by Riopol itself; or (ii) the payment of the entirety of Riopol obligations to creditors under long-term loan agreements (scheduled for the second quarter of 2016), whichever happens earlier. Quattor Petroquímica has also obligations arising from payments to suppliers of materials and services related to the construction of the water main to supply water to the Riopol project.

On April 4, 2006, SPQ Investimentos e Participações Ltda., then a subsidiary of Quattor Petroquímica, and Sumitomo Chemical Company, Limited and Itochu Corporation (a Japanese group), in the condition of sellers, entered into a purchase and sale agreement with Braskem S.A., for 100% of the interests in the capital of Politeno Indústria e Comércio S.A. ("Politeno") (which was a jointly-controlled subsidiary of Quattor Petroquímica). Under the share purchase and sale agreement ("SPA"), Quattor Petroquímica assumed responsibility for judicial, unappealable judicial losses in proportion to the interest sold, provided that: (i) they relate to the period prior to the sale; (ii) the individual or aggregate value of the losses is in excess of R$ 12,000 (floor trigger); and (iii) they are identified within three years from the sale date, or as long as the proceedings take place. To this date, no unappealable judicial losses were identified relating to the perior prior to the sale, under the conditions set forth in the aforementioned agreement

(ii) Riopol

Record of assignment of right to use soil

Riopol executed a record with the Duque de Caxias local government, under Municipal Law 1519/00, that would entitle the company to use the land where its industrial facilities were built, for a period of 50 years, renewable for a further 50 years.

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

Subsequently, through a record of assignment of use of soil, the Duque de Caxias local government transferred the definitive possession of 87.49% of the area intended for the construction of the industrial facilities. The lawsuit whereby the possession of the remaing área is transferred to Riopol is underway at the 4th Civil Court of Duque de Caxias. A favorable outcome is expected on this proceeding.

Raw material supply

Under a raw material supply agreement entered into with Petróleo Brasileiro S.A. -PETROBRAS on December 22, 2000, Riopol is ensured the supply of raw materials (ethene and propane) for the production of 500,000 tons/year of ethane, which covers the project requirements.

Considering the current market quotation of these raw materials, the annual commitment is approximately R$ 962,000. In addition to the guaranteed supply, the agreement provides for obligations of purchase and sale of said raw materials (take or pay and supply or pay).

The agreement has a 15-year term as from the date of the first supply of ethene and/or propene, after the completion of the pre-operating stage and testing at Riopol facilities. At the end of this period, in the absence of any statement in contrary by any of the parties, the agreement will be automatically renewed for successive two-year periods in the same conditions as in the original agreement.

Riopol provides guarantees, jointly with its shareholders, relating to the payment for the future supply of raw materials by Petrobras. Such guarantees will be extinguished upon (i) the payment of these amounts by Riopol itself, or (ii) the payment of the entirety of Riopol obligations to creditors under long-term loan agreements (scheduled for the second quarter of 2016), whichever happens earlier. Riopol has also obligations arising from payments to suppliers of materials and services related to the construction of the water main to supply water, which have proceeded in accordance with the financial planning.

Long-term export contract

On July 5, 2001, Riopol entered into a polyethylene export contract with Vinmar International Limited. The contract contemplates the sale of 1,200,000 tons at the market price of the product, for a period of ten year as from the start of industrial operations, and stipulates that exports which may be negotiated by Riopol with other companies must be submitted to the appreciation of Vinmar International Limited.

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

Financing contract

As provided in the offshore depository agreement entered into with US Ex-Im Bank and a Syndicate of European Banks with a guarantee provided by SACE - Servizi Assicurativi Del Commercio Estero, and in the onshore depository agreement entered into with Banco Nacional de Desenvolvimento Econômico e Social (BNDES), Riopol is required to reserve on a monthly basis, at a specific account, 1/6 of the amount of the foreign financing debt service, including interest and principal. The deposit amount arises from polyethylene exports and must be used to repay the financing on a biannual basis.

At December 31, 2009, the amount of deposits made by Riopol to comply with this commitment was R$ 24,300, equal to US$ 14 million (December 31, 2008 - R$ 83,103 -US$ 35.6 million), accounted for in the balance sheet under “Marketable securities”.

17 Shareholders’ Equity (a) Capital

The Company was formed on August 230, 2007, with a share capital of R$ 1, paid up in cash and comprising 1,000 common shares.

As approved at the Extraordinary Shareholders’ Meeting held on November 27, 2007, the capital was increased R$ 881,822 (increase by R$ 881,821) through the surrender of shares issued by Suzano Petroquímica, including 97,264,445 common and 76,322,383 preference shares. Accordingly, the Company capital amounted to R$ 881,822 and comprised 97,265,445 common and 76,322,383 preference shares.

On February 12, 2008, the conversion of 21,119,013 common and 76, 322,383 preference shares into class A preference shares - PNA, entitled to vote and redeemable at any time, with par value of approximately R$ 5.08, was approved.

On February 14, 2008, Pramoa Participações S.A., then the controlling shareholder of the Company, approved the redemption of 100% of PNA shares for R$ 5.08 each, and the capital was reduced to R$ 386,822.

On June 11, 2008, Petrobras, then controlling shareholder of the Company as a result of its merger of Pramoa Participações S.A. on March 24, 2008, approved both the acceptance of a new shareholder, Petroquisa, and a capital increase through the issue of 19,315,055 common and 10,060,727 class B preference shares, in the amount of R$ 100,552, that was paid up with 9,135,190 preference and 9,135,188 common shares issued by QQB and held by the new shareholder. Also on that date, the redemption of 100% of class B preference shares was approved, resulting in a reduction in the Company capital by R$ 495,000.

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

On June 11, 2008, the controlling shareholders approved the merger of Fasciatus and, as a result, the capital increased by R$ 1,714,737 through the issue of 143,192,231 common shares that were delivered to the new shareholder, Unipar, and paid-up with assets of the merged company, in accordance to the appraisal report issued by Apsis Consultoria Empresarial Ltda. Following the merger, the Company capital totals R$ 2,202,112, comprising 238,653,718 registered, common shares, with no par value.

(b) Rights attaching to shares

Shareholders are assured a minimum dividend of 25% of annual adjusted net income, pursuant to article 202 of the Brazilian Corporation Law.

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

18 Financial Results

	Parent company		Consolidated
	2009	2008	2009	2008
Financial expenses
Interest on loans and financing	(183,271)	(110,948)	(605,797)	(274,044)
Other expenses	(16,041)	(9,247)	(39,253)	(115,323)
	(199,312)	(120,195)	(645,050)	(389,367)
Financial income
Interest on financial investments	4,090	8,425	72,349	101,871
Other income	801	428	11,566	(4,159)
	4,891	8,853	83,915	97,712
Exchange variation income
Exchange variation income	1,820	6	489,513	112,016
Monetary variation income	168	13	196,085	218
	1,988	19	685,598	112,234
Exchange variation expenses
Exchange variation expenses	(167)	(8)	(135,262)	(660,491)
Monetary variation expenses		(35)	(18,976)	(1,915)
	(167)	(43)	(154,238)	(662,406)

19 Insurance Coverage

The Company and its subsidiaries adopt a policy to maintain adequate insurance coverage for property, plant and equipment, and inventories subject to risks, in accordance with guidelines provided by its insurance advisors. The main insurance coverage include fire risks, operating risks, and civil liability.

20 Endorsements and Sureties

At December 31, 2009 and 2008, there were no significant guarantees provided by the parent company with regard to the obligations of its subsidiaries.

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

21 Other Operating Income (Expenses)

	Parent company		Consolidated

	2009	2008	2009	2008

First-time application of equity results				(27,877)
Dividends from investments carried at cost				7,173
Scheduled stoppage				(51,302)
Losses on investment (QQB)		(35,363)		(35,363)
Loss on the sale of shares - Braskem S.A.				(2,690)
Provision (reversal) for loss on ICMS credits			12,959	(1,246)
Reversal of loss on investments - Riopol				32,765
Provision (reversal) for losses on inventories	(1,124)		45,058	(52,704)
Reduction in actuarial liabilities			14,187
Proceeds from the sale of Rio Polímetros (25%)				(7,886)
Reversal of risks (contingencies)				16,830
Other expenses	(4,282)	(4,238)	(12,687)	(7,258)
Other income	96	31	9,738	17,249

	(5,310)	(39,570)	69,255	(112,309)

22 Financial Instruments

The Company and its subsidiaries carry out transactions involving usual financial instruments, that are described below.

The fair values estimated for assets, liabilities and financial instruments as of December 31, 2009 approximate the amounts stated in the financial statements.

(a) Financial risk management policy

The Company and its subsidiaries abide to the financial guidelines established in the shareholders’ agreement between Unipar and Petrobras, which mainly focuses on the identification, measurement and effective reduction of risks, whether financial or operational. ..

The financial directors strictly follow pre-established limits, such as minium rating of banks for financial investment purposes.

With respect to derivatives, no transaction should be carried out for speculative purposes. Only firm commitments, such as repayment of loans and payment of interest on loans, for which the magnitude of the exposure to foreign currency is known, are considered for hedging transactions. Any transaction involving hedge/derivatives has to be submitted to, and approved by, the Board of Directors.

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

(b) Liquidity risk

This is the risk of not having liquid funds sufficient to meet the Company’s and its subsidiaries’ financial commitments, due to the mismatch of terms or volume in expected receipts and payments.

To manage liquidity of cash in local and foreign currency, assumptions for future disbursements and receipts are determined, and these are monitored daily by the treasury area.

(c) Marketrisk

(i) Credit risk

The financial instruments that potentially submit the Company and its subsidiaries to a concentration of credit risk basically consist of bank balances, financial investments and trade accounts receivable. The balance of accounts receivable is distributed among several customers and no customer, individually, accounts for 10% or more of the balance of accounts receivable. To minimize the credit risk, the Company and its subsidiaries have carried out na assessment of each one of their customers to determine credit limits and, when management considers that the credit risk is high, it looks for guarantees and/or to narrow the credit conditions, and may even request advance payment to make a sale. For exports, there are credit letters and fiduciary guarantees from customers as the Company and its subsidiaries deem appropriate. Management monitors the risk of trade accounts receivable by assessing the need to record a provision for doubtful accounts.

(ii) Exchange rate risk

The Company and its subsidiaries are susceptible to significant variations due to the effects of the volatility of exchange rates on liabilities and assets linked to foreign currencies, in particular the U.S. dollar.

(d) Derivative financial instruments

The derivative instruments contracted by subsidiary Quattor Química aim at protecting its transactions against the risks of interest rate fluctuations, and are not used for speculation purposes. The Treasury area of Quattor Química strictly follows the formal policies approved by management, which establish restrictions to investment in shares, derivatives or any other variable-income instrument. Derivative transactions are allowed only for hedge purposes, upon approval by the Board of Directors. In accordance with CVM Deliberation 550 of October 17, 2008, a quantitative table is presented below, pursuant to Attachment I of said Deliberation, with regard to the transactions carried out by Quattor Química.

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

			Cumulative
			accounting
			Effectf

			Gains/losses
	Notional	Fair value	on swap
	Value	("MTM")	only

Description of swap contracts	2009	2009	2009

Banco Credit Suisse (*)
Interest rate swap (maturity on April 18, 2012)	88,15	(17,548)	(211)
Assets position (LIBOR + 1% p.a.)		2,076
Liabilities position (108% of CDI)		(19,624)
Interest rate swap (maturity on March 27, 2015)	138,304	(27,953)	(120)
Assets position (LIBOR + 1,7% p.a.)		12,778
Liabilities position (103% of CDI)		(40,732)

Banco ABN Real (*)
LIBOR lock (maturity on March 1, 2010)	109,330	(1,806)	(310)
Assets position (6-month LIBOR)		312
Liabilities position (fixed rate of 4.925% p.a.)		(2,118)
LIBOR lock (maturity on October 7, 2013)	27,381	(1,698)	(8)
Assets position (12-month LIBOR 12)		1,090
Liabilities position (fixed rate of 5.03% p.a.)		(2,788)

(*) No guarantees were provided by Quattor Química and no margin deposit is required for any of the above transactions.

In addition to the transactions described above, at December 31, 2009, Quattor Química had 22 more transactions of verification linked to the U.S. dollar with Credit Suisse bank, with strikes ranging from R$ 4.00/US$ to R$ 4.25/US$, and monthly maturities as from July 2010. Under these transactions, Quattor Química would require to make a disbursement only if the U.S. dollar quotation exceeds the strikes on the maturity dates of each transaction. Agreed-upon strikes are as follows:

. R$ 4.00/US$ 1.00 – in nine monthly installments with maturities between July 2010 and March 2011.

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

. R$ 4.25/US$ 1.00 – in the 13 remaining monthly installments, with maturities between April 2011 and 2012.

The amounts to be disbursed would be determined by multiplying the amounts in excess of the strikes of R$ 4.00 or R$ 4.25, considering the exchange quotation on the day of the maturities, by the amount of the transaction, which corresponds to US$ 50,000 thousand.

The above mentioned verification transactions linked to the dollar were cancelled in its entirety on February 24, 2010. As such, as of the publication of its balance sheet, Quattor Química no longer had these transactions.

To settle the transactions, Quattor Química disbursed R$ 8,980.

(e) Sensitivity analysis

The table depicting the sensitivity analysis of financial instruments is presented below, described those risks which may give rise to material losses for the Company and its subsidiaries, including a more probable scenario (probable scenario) in accordance with the assessment made by management, considering a three-month horizon, when the next financial information including such analysis are scheduled to be disclosed. Two further scenarios are considered, as determined by CVM Instruction 475/08, in order to present 25% and 50% of deterioration of the risk variable considered, respectively (possible and remote scenarios).

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

(i) Financing

Index			Amount

CDI			4,098,471
Basket			197,533
Fixed			970,109
LIBOR			554,336
TJLP			1,550,475

	Probable	Possible	Remote
Risk	scenario	scenario	scenario

Increase in TJLP	35,535	40,962	46,389
Increase in CDI	111,170	138,962	166,754
Increase in dollar	10,054	12,568	15,082
Increase in dollar + increase in
basket	3,564	5,016	6,693
Increase in dollar + increase in
LIBOR	3,191	4,173	5,228

	Probable	Possible	Remote
Assumptions	scenario	scenario	scenario

Exchange rate (R$/US$)	1.74	2.18	2.61
CDI - %	8.55	10.69	12.83
6M LIBOR - %	0.43	0.54	0.65
12M LIBOR - %	0.97	1.22	1.46
TJLP - %	6.00	7.50	9.00
Basket - %	4.04	5.05	6.06

(ii) Financial investments

			Gross
			balance- R$		Probable	Possible	Remote
Product	Status	Rate - %	thousand	Risk	scenario	scenario	scenario

CDB/committed	Daily liquidity	100.84	551,900	Remuneration CDB – R$ thousand	11,858	8,893	5,929

(iii) Marketable securities

			Gross
			balance –
			R$		Probable	Possible	Remote
Product	Status	Rate - %	thousand	Risk	scenario	scenario	scenario

Money Market/committed	Daily liquidity	LIBOR - 0.30/100.84	64,558	VC/Remuneration CDB – R$ thousand	774	581	387

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

23 Related Parties

Balances and transactions with related parties are disclosed below:

	Parent company

	2009		Year	2008		Year
			ended			ended
	Current	Current	December	Current	Current	December
	assets	liabilities	2009	assets	liabilities	2008

	Accounts		Revenues	Accounts		Revenues
	receivable	Suppliers	(purchases)	receivable	Suppliers	(purchases))

Unipar União das Indústrias Petroquímicas S.A.	1	32	598	1	598	189
Unipar Comercial e Distribuidora S.A.	298	2	31,457	173	1	925
Quattor Químicos Básicos S.A.				4,350	158,292	(296,283)
Quattor Química S.A.	23,459	172,419	(480,624)	17,941		(4)
Quattor Petroquímica S.A.	21,493	25	(3,804)	11	5,500	(5,500)
Rio Polímeros S.A.	2,777			2,780

	48,028	172,478	(452,373)	25,256	164,391	(300,673)

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

	Consolidated

	2009				2008
				Year				Year
		Non-		ended		Non-		ended
	Current	current	Current	December	Current	current	Current	December
	assets	assets	liabilities	2009	assets	assets	liabilities	2008

	Accounts	Accounts		Revenues	Accounts	Accounts		Revenues
	receivable	receivable	Supliers	(purchases)	receivable	receivable	Suppliers	(purchases)

Carbocloro S.A. - Industrias Químicas	11		169	79,447	399		537	14,687
Petróleo Brasileiro S.A. - PETROBRAS	43,107	23,901	287,472	(4,270,297)	18,652	23,901	148,014	(1,782,184)
PETROBRAS International Finance Company
(PIFCO)			317				426	(426)
Petroflex Indústria e Comércio S.A.					7,001			44,107
Polibutenos S.A. - Indústrias Químicas	3,738			33,856
Unipar Comercial e Distribuidora S.A.	3,196		8	257,477	8,330		236	124,907
Unipar - União das Indústrias Petroquímicas S.A.	90		524	(862)	18		1,240	(816)
Unipar Commerce and Distrib. Inc.	235			1,271				(4)
União Terminais e Armazéns Gerais Ltda.					41			(4,627)
Outros	80		10		2,374			185,543

	50,457	23,901	288,500	(3,899,108)	36,815	23,901	150,453	(1,418,813)

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

Remuneration of the key management personnel

Key management personnel include the directors and offices, in addition to the President and Vice-Presidents. The remuneration paid to this individuals, during 2009, totaled R$ 2,350 and R$ 12,232 for the parent company and consolidated, respectively (2008 - R$ 2,087 and R$ 13,800).

24 Pension Plan

As from October 2009, the Company and its subsidiaries no longer sponsor supplementary private pension plans for their employees under the defined contribution and defined benefit types, but instead sponsor a single supplementary private pension plan, named Quattor Prev, structured as a defined contribution plan and managed by Brasilprev Seguros e Previdência S.A. In accordance with the applicable social security law, the employees of the Company and its subsidiaries may transfer funds from the old plan to Quattor Prev (Portability Law).

In accordance with the regulations of the old plans and Quattor Prev, contributions made by the Company and its subsidiaries in 2009 amounted to R$ 5,092 (2008 - R$ 8,056).

25 Subsequent Events

(a) On January 22, 2010, subsidiary UNIPAR announced through a Relevant Event notice the execution of an Investment Agreement, whereby it undertook to sell to Braskem S.A.

("Braskem") 100% of the interests held by it in Quattor Participações, corresponding to 60% of the latter’s voting and total capital, for R$ 647,300.

(b) On that same date, Braskem published a Relevant Event notice, together with Odebrecht S.A., Odebrecht Serviço e Participações S.A., Petrobras and Petrobras Química S.A. - Petroquisa, addressing the acquisition of shares from Quattor Participações S.A., and informing that, after the conclusion of the transaction, (i) meetings will be called in order to appreciate the merger, by Braskem, of Quattor Participações shares held by PETROBRAS, and (ii) Braskem will launch a Public Offer for the acquisition of Company shares currently outstanding, at the price of R$ 7.28 per share, as established in art. 254-A of the Brazilian Corporation Law, CVM

Instruction 361/02 and the Company by-laws.

Quattor Participações S.A.

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise indicated

To this date, the transfer of shares is yet to take place, and all actions aimed at accomplishing the stages described in the Investment Agreement and the aforementioned Relevant Event notices are being taken.

Composition of the Executive Board, Board of Directors and Audit Committee

Board of Directors Mandate: until August 2010

Regular members	Alternate members

Frank Geyer Abubakir – Chairman	Flavio Antonio Esteves Galdino
Patrick Horbach Fairon - vice-chairman	Paulo Cezar Fernandes da Silva
Andre Luis de Souza Alves Pinto	Carlos Frederico Trevia
Antonio Aparecida de Oliveira	Guilherme Camargo Gullo
Armando Galhardo Nunes Guerra Junior	Leonardo Lachman
Arthur Cesar Whitaker de Carvalho	Affonso Cardoso Palmeiro
Marco Polo de Mello Lopes	Zilda Maria Nepomuceno da Silva Accioly Borges
José Octávio Vianello de Mello	Jorge Eduardo Badra Donato
Sergio Ros Brasil Pinto	Anastácio Ubaldino Fernandes Filho

Executive Board
Mandate: until August 2010

Director president: Luiz de Mendonça
Director: Hélio Baptista Novaes
Director: Carlos Alberto de Meira Fontes
Director: José Armando Bighetti Teixeira
Director: José Luiz Franco dos Santos

Audit Committee
Mandate: until August 2010

Regular members	Alternate members

Antonio Ignácio de Mattos Neto	Paulo Aluisio de Souza Horta Junior
João Claudio Zola	Douglas Hamilton Woods
Márcia Castanheira Schneider	Alexey Thomé Souza Wanick

* * *

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.